Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-196437 and 333-194256

Free Writing Prospectus dated August 4, 2014

8/4/2014 Shares of Fantex Mohamed Sanu Now Available For Reservation

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MEET
MOHAMED
SANU
THE MAN,
THE BRAND,
POWERING
A NEW KIND
OF IPO
FANTEX

Member SIPC Member FINRA

## THE MAN

Mohamed Sanu (nickname "Mo") was born on August 23, 1989 and will be 25 years old as of the start of the 2014 NFL season. He is a wide receiver for the Cincinnati Bengals and has been in the NFL since 2012. Mo attended Rutgers University, where he was the starting wide receiver from his freshman year through his junior season. He was All-Big East Conference first team selection in 2011 and holds the Big East record for receptions in a single season with 115 catches in 2011. Entering the NFL draft after his junior year, Mo was selected in the third round by the Cincinnati Bengals. While playing primarily as a wide receiver, he is a multi-dimensional player and has been used by the Cincinnati Bengals as a quarterback, a running back, and on special teams.



MEET MOHAMED SANU

## THE BRAND

Fantex, Inc.'s vision for a brand identity for Mohamed Sanu is to associate him as a "visionary." Growing up in a difficult environment with few mentors, he relied on his own powerful imagination to guide him in the direction his life

http://app.fbs.fantex.com/e/es?s=181344204&e=125&elq=be666e58b1b54b89a1aa8a149ffa5252 1/3

8/4/2014 Shares of Fantex Mohamed Sanu Now Available For Reservation

should take. Early in life, Mo eschewed the advice of others and recognized that he was best suited to determine his own unique path in life. Entering his third NFL season, Mo continues to pursue his life vision and actively encourages others to envision their own futures and to drive to do whatever, or be whoever, they want.

## THE CONTRACT

Fantex, Inc. has acquired a 10% interest in Mohamed Sanu's brand income as defined in the contract between Mohamed Sanu and Fantex, Inc. View the prospectus. Below is a summary of currently effective contracts that are included in Mo's brand income.

### INCLUDED CONTRACTS

| COUNTERPARTY | TYPE OF CONTRACT |
| --- | --- |
| Cincinnati Bengals, Inc. | NFL Player Contract |


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FOR MORE INFORMATION ON FANTEX MOHAMED SANU & REAL TRACKING STOCKS TIED TO ATHLETE BRANDS

**This offering is highly speculative and the securities involve a high degree of risk. Investing in shares of Fantex Mohamed Sanu should only be considered by persons who can afford the loss of their entire investment. Holders of shares of a Fantex, Inc. tracking stock will have no direct investment in that brand contract, associated brand or athlete. Rather, an investment in a tracking stock will represent an ownership interest in Fantex, Inc. as a whole.**

Each Fantex, Inc. tracking stock is intended to track and reflect the separate economic performance of a specific brand contract that Fantex, Inc. has signed with an athlete. However, holders of shares of a Fantex, Inc. tracking stock will have no direct investment in that brand contract, associated brand or athlete. Rather, an investment in a tracking stock will represent an ownership interest in Fantex, Inc. as a whole, which will expose holders to additional risks associated with any individual tracking series that Fantex, Inc. establishes and issues in the future. Each Fantex, Inc. tracking stock is only offered through Fantex Brokerage Services. Fantex Brokerage Services cannot assure you as to the development or liquidity of any trading market for these stocks.

Fantex, Inc. has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. Before you invest, you should read the prospectuses in the respective registration statements and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at **www.sec.gov**. Alternatively, Fantex, Inc., any underwriter or any dealer participating in the offerings will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482. **View the Fantex EJ Manuel prospectus.** **View the Fantex Mohamed Sanu prospectus.**

This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration

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8/4/2014 Shares of Fantex Mohamed Sanu Now Available For Reservation http://app.fbs.fantex.com/e/es?s=181344204&e=125&elq=be666e58b1b54b89a1aa8a149ffa5252 3/3 and other legal requirements have not been fulfilled. This message is not an offer to sell or a solicitation of any investment products or other financial product or service, an official confirmation of any transaction, or an official statement of Fantex Brokerage Services, LLC. Fantex Brokerage Services, 330 Townsend St., Suite 234, San Francisco, CA 94107 ©2014 Fantex Brokerage Services, LLC Member of SIPC. For details, please see www.sipc.org. Privacy Statement | Manage Subscriptions | Contact Us